UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00307

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

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In this Annual Report, references to “Miso Robotics, Inc..”, “Miso”, “Miso Robotics,” “we,” “us,” “our,” or the “company” mean Miso Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. BUSINESS

Our Business

Business & Market Opportunity

Miso develops leading-edge artificial intelligence (“AI”) and AI-driven robots that assist cooks in making food at restaurants, focusing particularly on the quick serve restaurant market.  The Company believes that it:

•	Marries AI capabilities and market momentum to power its food technology innovation;

•	Automates some of the least desirable, most repetitive, and most dangerous tasks in commercial kitchens;

•	Frees up labor to be redeployed into functions that bring restaurant operators more value; and

•	Assists with labor redeployment so that restaurant operators can support higher wages and better career growth for kitchen employees.

Miso considers its best and most impactful work to sit at the intersection of technology and humanity.

The Company was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware, and then changed its name to Miso Robotics, Inc. on October 3, 2016.  Located just a few miles from its roots at Caltech, it is headquartered in Pasadena, California.

In 2016, Miso helped create today’s food automation industry when it launched the first AI-powered, burger-flipping robot named “Flippy.”  Through its early efforts, Miso quickly discovered that a business opportunity existed which was actually far larger than flipping burgers – fried foods.  While even the busiest restaurants may cook only modest amounts of burgers each day, a great many restaurants serve french fries with almost everything.  Accordingly, staying true to its original mission, Flippy soon shifted to the fry station, and today can cook not only fries, but also onion rings, chicken nuggets, and all sorts of other fried food items.

Over the past twenty years, restaurant front-of-the-house operations have undergone massive innovation with the introduction of point-of-sale systems, AI order taking in the drive thru, mobile ordering, third party delivery, and online reservation platforms such as OpenTable.  Over that same period, however, the back-of-the-house operations have remained relatively unchanged.

Today, restaurant innovation is finally shifting to the kitchen.  We believe this change is heavily driven by restaurants’ urgent need to solve their growing inability to source and retain long-term kitchen labor, a problem which was further accelerated by the COVID-19 pandemic.  And we believe that this problem has become perhaps the single most important issue facing restaurants.  Further, with birth rates dropping materially in most countries around the globe,1 we believe this labor crisis stands to only become worse.

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Additionally, we believe that daily advances in AI, rapidly escalating minimum wages (such as California’s recent switch to a $20 per hour minimum wage for restaurants), and the commoditization of robotics have combined to create massive momentum in the food technology space.  We believe that Flippy’s automation of the fry station represents a potentially massive $3.5 billion revenue opportunity for Miso alone in a market that, importantly, still remains fragmented, underdeveloped, undercapitalized, and ripe with growth opportunities for a company with Miso’s first-mover advantage.

Miso has recently sharpened its product focus, evolved its leadership, and injected the cost and infrastructure disciplines necessary for rapid scaling and commercialization of its products.

AI Functionality

Flippy's core functionality leverages computer vision and machine learning models to seek to accurately identify various types of food items placed in its input bins. Through real-time image analysis, Flippy classifies food types such as french fries or chicken tenders, enabling it to adjust cooking parameters dynamically based on the identified food type and preset user preferences. Moreover, Flippy utilizes AI algorithms on the output side to ascertain the quality of the cooked food, ensuring that it has been cooked to perfection and efficiently transferred to the serving container.

Key highlights of Flippy's AI and machine learning applications include:

•	Food Recognition - Utilizing state-of-the-art image processing algorithms, Flippy can distinguish between different food items to dynamically adjust cooking parameters - such as timing and priority - based on the specific food type recognized, as well as pre-configured user preferences.

•	Quality Assurance - Post-cooking, AI-driven inspection works to confirm that food meets quality standards and accurately manage portion transfer to serving containers.

•	Natural Language Processing (“NLP”) - Flippy is being enhanced with speech recognition and large language models (“LLMs”) to understand and execute natural language commands, making it more intuitive for kitchen staff to interact with. This feature is expected to allow for verbal instruction on food preparation requests and provides status updates, further enriching the user experience.

•	Speech Synthesis - Flippy can communicate with kitchen staff using generated speech that mimics natural human interactions, thanks to machine learning models designed for realistic speech generation.

•	Activity and Safety Monitoring - Enhanced video processing algorithms aimed at analyzing continuous video footage to monitor human activities within the kitchen environment, such as cleaning routines and adherence to safety protocols. These algorithms are designed not only to detect routine operations but also to identify potential safety hazards, thereby contributing to a safer and more compliant kitchen workspace. Additionally, we believe this technology will be pivotal in recognizing anomalies within Flippy's system operations that necessitate maintenance or support, ensuring minimal downtime and optimal performance.

Customers

Prior to entering into a master services agreement (“MSA”), a customer must complete an evaluation and an initial pilot program (generally representing 1-5 units of a product). Typical terms include Miso’s obligation to provide the equipment for testing, training for personnel on the operation of the equipment, and support as needed. Each customer establishes its own key performance indicators for what defines a successful evaluation of the product.

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While Flippy is in its current state of development, customer locations have been deliberately limited, while the Company focuses on performance, reliability, and cost of the current Flippy models, and design and development of the next generation of Flippy models. Current and new prospective customers have expressed interest in installing Flippys, which will be pursued upon reaching the required phase of product development.

The following entities are currently participating in (or recently completed) initial pilot programs on various products:

NAME OF ENTITY	START DATE	PILOT PROGRAM END DATE
Chipotle	October 22, 2021	October 5, 2023
Inspire Brands (Buffalo Wild Wings)	April 1, 2021	October 20, 2023
Jack in the Box Inc.	July 27, 2021	Ongoing
Kuwait Food Company (Wimpy)	February 14, 2022	Uninstall Coordination Still Ongoing
Panera LLC	June 30, 2021	October 25, 2023

After a customer completes an evaluation and an initial pilot program, we may then enter into an MSA under which the customer licenses the use of a particular robot or technology for a longer period of time, and Miso provides the hardware, software, and support for the product. These MSAs, which govern both our later-stage pilot programs and product commercialization programs, generally include an initial multi-year term, under which Miso will invoice the customer on a monthly basis. We charge an initial fee for delivery and installation of the robot, and an ongoing monthly fee. A form of the MSA is included as Exhibit 6.7 to this report.

The Company has entered into MSAs with the following customers:

NAME OF ENTITY	START DATE	END DATE
CaliBurger (CaliExpress by Flippy)	November 21, 2023	Ongoing
CaliBurger Westlake	November 30, 2021	Uninstall Coordination is currently ongoing. Expected Termination Date: May 2024
CaliBurger Shoreline	August 31, 2021	Uninstall Coordination currently ongoing. Expected Termination Date: May 2024
White Castle Systems Inc	February 14, 2022	Ongoing

The Company has valued its relationships with CaliBurger and White Castle, with those two companies also being responsible for the majority of our current and historical revenue. During the year ended December 31, 2023, CaliBurger and White Castle accounted for 76% and 11%, respectively. As of December 31, 2023, CaliBurger and White Castle accounted for 78% and 0% of the Company’s accounts receivable, respectively. In 2023, the Company began the process of launching an innovation showroom and test kitchen adjacent to its Pasadena headquarters, in conjunction with CaliBurger. As this launch progressed, the Company simultaneously began uninstalling Flippy units that were expensive to support – See “Innovation Showroom.” Accordingly, during 2023, the Company began a process to decommission the Flippy units at CaliBurger’s Westlake and Shoreline locations in order to focus on its CaliBurger relationship on CaliExpress by Flippy.

Principal Products and Services

In the second half of 2023, in conjunction with a leadership evolution, Miso refocused the majority of its efforts and resources on its signature product, Flippy.  This product strategy was inspired by the one successfully implemented by Steve Jobs when he returned to Apple a dozen years after leaving.  At the time of his return, Jobs saw that Apple’s teams were trying to support and grow 40 products, and so he cut Apple’s product portfolio down to only two, famously saying that it was one of the hardest, but most important, decisions he made.  Miso recently implemented a similar approach whereby it now focuses approximately eighty percent of its efforts on Flippy alone, and the remaining twenty percent on the rest of its products, which now reside under a newly launched “Innovation Lab” strategy focusing on early-stage and experimental products designed to drive potential future growth.

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The efforts associated with Flippy and the Innovation Lab include research and development efforts for improvements to our products, engineering hours, and prototyping. By refocusing in this way, we want to ensure that Flippy becomes the standard for kitchen automation while also being prepared for other product lines desired by our customers.

The Company leases hardware & software as a service to the customer on a subscription basis. Customers pay a one-time fee for the dispenser/freezer and installation, plus shipping for the entire system. Customers lease Flippy units on a subscription basis with monthly payments. The Flippy 2 unit includes the following:

•	Overhead rail structure
•	Robotics arm
•	CookRight Fryer Vision system
•	Tablet and Chef-UI, kitchen analytics software
•	Flippy Control unit
•	Miso Safety system
•	Autobin system

The Company maintains ownership of the products it leases to customers. For any service issue, the customer notifies the Company, which provides unlimited technical support and staff training. The Company pays for all repairs including replacement of parts, and regular maintenance of the equipment.

Flippy

Miso’s signature product is “Flippy,” a cloud-connected AI platform that performs frying tasks in commercial kitchens. The product can fry all manner of foods in numerous kitchen formats, and is designed with extensive AI skill sets and machine learning capabilities.

With automation, frying can be both improved and optimized through, among others:

•	temperature and cooking uniformity that creates a more consistently positive experience for customers;

•	sustainability benefits, including reduction of food waste and expensive frying oil usage;

•	increased employee safety, including reduction of injuries, workers’ compensation claims, and sick days;

•	redeployment of kitchen labor into higher value functions;

•	increase of speed of service and throughput; and

•	provides an enclosed cooking station that prevents cooking fumes and heat from entering the kitchen.

The Company believes that a single Flippy could create a gross positive margin impact of over $120,000-250,000 annually per location (depending upon annual sales) for restaurant owners by reducing the costs associated with the above factors.

As of April 25, 2024 Miso has 18 Flippy units leased to partners at White Castle, Jack in the Box, and others. In late October, White Castle publicly announced that it intends to include a Flippy “in nearly one-third of the company's approximately 350 brick-and-mortar White Castle restaurants.”2

While Miso is currently operating the second generation of its Flippy product, it is using the proprietary data and expertise gathered from what it believes to be more in-store pilots and experiments than anyone else in the industry to actively develop the next generation of Flippy.  This new Flippy, which is expected to become available in 2024, is being designed to be materially smaller, faster, and more reliable.  These innovations are expected to unlock a dramatically increased number of potential installation locations with both existing and new restaurant partners.

2 https://www.today.com/food/restaurants/white-castle-hire-100-robots-rcna16770

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Fees for Flippy typically include:

•	An upfront fee for shipping and installation;

•	A base monthly recurring subscription fee for Flippy’s operations, analytics, maintenance, and support; and

•	Optional additional monthly recurring fees for upgraded and custom features and services.

The Company continues to review and update its pricing and pricing models as its technology and the food technology market in general evolve.

Flippy has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment, and receives an ETL Field Label on every unit in the field for meeting electrical safety standards.

Miso’s Innovation Lab

With Steve Jobs’ philosophy in mind, Miso has now consolidated all of its early-stage product development into a new initiative that it calls the “Miso Innovation Lab.”  The Company dedicates the remaining 20% of its time to this effort.

Miso views its Innovation Lab as a research and development “sandbox” – a safe space to experiment with new ideas and cutting-edge research and design.  Leveraging today’s frenetic pace of AI evolution, Miso’s Innovation Lab is working to create first-ever solutions and new intellectual property (“IP”) to solve what it believes to be the restaurant industry’s most impactful problems.  With Miso’s engineers being experimentalists at heart, its Innovation Lab is where the Company plants its seeds – some of which will work, and some of which won’t.  But for the seeds that do sprout and prove a robust product-market fit, Miso can allocate future resources and infrastructure to support them in a de-risked fashion.

While Miso’s current early-stage products may have been piloted with certain restaurant partners, Miso solely owns and controls the substantial library of resulting IP and technology.  Going forward, Miso will execute Innovation Lab product development only when a restaurant partner is committed to also sharing the development costs of a specific product.  This strategy de-risks development, adds a cost-focused discipline, and mandates that restaurant partners have “skin in the game.”

Miso is considering various new strategies and partnerships related to its early-stage products, all of which now reside in its Innovation Lab, including:

•	Reducing Coffee Waste, While Boosting Coffee Freshness: Miso believes that coffee can be a “gateway item” for walk-in restaurants and convenience stores. The Company’s belief is that, if a customer has a great coffee experience right away, they will stay around to buy food and other items, thereby making coffee drinkers a higher revenue-generating customer. Miso’s CookRight Coffee product, sometimes also called “Drippy,” is an experimental AI platform that incorporates machine learning and sensors to allow restaurants and convenience stores to always serve the freshest coffee, predict coffee demand based on location-specific trends, and reduce coffee, water, and energy waste. Early development experiments for the product were conducted at Panera Bread in 2023.

•	High Quality Tortilla Chip Cooking: Based on technology developed for the Company’s signature Flippy product, “Chippy” is an experimental product designed to automatically fry tortilla chips that are cooked to perfection every time. Early development experiments for the product were conducted at Chipotle in 2023.

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•	Automated Beverage Dispensing: The Company has developed an early prototype of an AI-driven, automated beverage dispenser named “Sippy” that integrates with a restaurant’s point of sales (POS) system. The machine will automatically fill ice and beverages into multiple sizes of cups, and then seal and transport them on a conveyor to enable easy grab-and-go pickup by staff. Early experiments were conducted with Lancer Worldwide in 2023.

Prior Early-Stage Efforts

In conjunction with its renewed product focus on Flippy, changing market conditions, and its new leadership’s efforts to maximize value for the Company’s shareholders, Miso has recently restructured certain prior efforts related to:

•	Robotic Arms: In November 2021, the Company became a founding shareholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation. Ally was formed to build lightweight robotic arms for Miso and others in the restaurant industry. As of December 31, 2022, Miso held a 55.9% interest in Ally. However, since 2021, the prices of robotic arms have generally become much more affordable, and so, through competitive bidding of multiple vendors on the open market, Miso can now purchase robotic arms at much lower prices than it could previously. As such, Miso recently canceled its non-binding purchase orders with Ally, and converted its equity interest of 6.6 million shares for $660 and restructuring of $1,250,000 loan granted in 2022, including accrued interest as of August 31, 2023 into a $1.34 million senior secured promissory note (the “Ally Note”). The Ally Note earns interest at the rate of 8% per annum, matures on August 31, 2026, and is secured by all of Ally’s assets, including its IP and inventory. Interest-only payments are due to commence on February 1, 2024. As a condition of the Ally Note, Ally’s founder is obligated to take certain actions to benefit Ally and the assets which secure Miso’s Ally Note, including committing over $200,000 of his personal capital to Ally. This new arrangement allows Ally the opportunity to grow its business, while also removing certain cumbersome shareholder burdens on Miso (including eliminating its costly obligation as majority shareholder to consolidate Ally’s financials into Miso’s), putting Miso in a more senior position as a debtholder to receive potential payments ahead of Ally’s shareholders, and allowing Miso to more easily take possession of Ally’s assets if Ally defaults on the Ally Note.

•	Avocado Pitting and Peeling: In July of 2022, Miso loaned Future VC, LLC (“Future VC”) $1,500,000 at an annual interest rate of 12% (later increased to 17%), plus fees paid to Miso of $35,000, pursuant to a senior, secured promissory note, as amended (the “Future VC Note”) to support an effort to develop an experimental robot that would remove the pits and skin of avocados. The goal was to decrease preparation time and increase throughput of avocados used in guacamole production. With Future VC taking most of the development risk, the hope was that Miso could create a financial gain, as well as also receive critical knowledge from this effort which Miso could then deploy across Flippy and its own products. In the second half of 2023, Future VC (via a related entity known as Vebu Labs, Inc. (“Vebu Labs”)) made headlines globally when it announced that its automated “Autocado” product was launching in a pilot program at Chipotle. As of December 31, 2023, the remaining principal and accrued interest of the Future VC Note amounted to $266,403 and $37,504, respectively. The assignment of the loan was transferred from Future VC to Vebu Labs in June 2023. Additionally, Miso’s new leadership negotiated a grant of warrants from Vebu Labs to Miso which allows Miso to purchase up to 25,000 shares of Vebu Labs at a price of $5.57 per share at any time prior to October 15, 2033.

Innovation Showroom

Miso’s Innovation Lab is preparing to launch a new “pop up” innovation showroom and test kitchen that will feature Flippy in a real-world restaurant setting.  Located only one block from Miso’s laboratory and corporate offices in Pasadena, CA, the Company’s innovation showroom is intended to be a limited time, working restaurant operated under the name “CaliExpress by Flippy.”  The restaurant will be a joint effort with Miso’s long-time customer CaliBurger, a popular regional burger brand.

In addition to featuring a working Flippy that cooks all of the location’s fried items, the décor of the restaurant will feature a history of Flippy, including actual artifacts and photography from throughout Flippy’s evolution.  This initiative will become an additional tool for demonstrating and validating Flippy’s operation in a live restaurant setting for potential Flippy customers and shareholders alike.

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Data

We believe that Miso has built and piloted more autonomous frying robots than all of its competitors combined.  Through these efforts, Miso has gathered data detailing how AI and robotics frying products perform in actual kitchen environments, and the Company believes that it has gathered more actual kitchen data related to AI and robotics frying than any other company on the planet.

In the second half of 2023, Miso launched “Advanced Data Solutions.” The intention of Advanced Data Solutions is to:

•	Drive better internal decision making;

•	Provide proof of novel and actionable insights that improve Miso’s value to its partners; and

•	Create a valuable data and insights asset that can be monetized externally in the future.

Additional announcements related to Miso’s data assets and monetization strategies are expected to be forthcoming in 2024 and 2025.

Material Events

Ecolab Partnership & Strategic Investment

Pursuant to agreements dated March 10, 2023, the Company received a $15 million strategic investment from Ecolab, Inc. (“Ecolab”) in exchange of shares and warrants.  Ecolab is a global leader offering water, hygiene, and infection prevention solutions and services to thousands of restaurants, hotels, hospitality locations, and theme parks. As of December 31, 2023, Ecolab reported having over 47,000 employees, 6,000 of which are focused on sales.  Miso believes this partnership will result in:

•	The creation and sale of new products via collaboration; and

•	Increased opportunities to sell or lease its products due to the ability to leverage Ecolab’s sales channels.

Intellectual Property

As of April 25, 2024, Miso owns 20 patents in various stages, which include 10 issued, 8 published, and 2 pending.  Miso leverages these patents and its other proprietary data across Flippy and its Miso Innovation Labs products.

Employees & Awards

Miso employs a respected team of roboticists, engineers, and industrial designers that has included talent from, among others, Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Harvey Mudd, Art Center, NASA, Microsoft, Motorola, Zoox, Amazon, iRobot, Nokia, and SpaceX.  Miso currently has approximately sixty-five full-time employees and five part-time employees.

Among other awards, the Company was named 2023 Most Innovative Company by Fast Company, 2022 Most Innovative Company by Fast Company, Best Paper Finalist for Industrial Robots Research for Applications at IROS 2022, and 2021 Startup of the Year by HackerNoon.

Manufacturing

Miso currently assembles Flippy using a third-party assembly and services partner, with final stage AI learning and fine-tuning completed at Miso’s robotics laboratory in Pasadena, CA.

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Flippy currently utilizes a six-axis robotic arm, and is “arm agnostic,” meaning that it does not require a robotic arm made by a specific manufacturer.  Similarly, Flippy’s software platform enables it to work with any robotic arm and manufacturer.  Flippy also utilizes a rail, which is agnostic to rail motor manufacturers.

The components used to create Flippy are sourced through various licensed distributors, or are created by Miso itself.  Along with constantly developing new components and parts, Miso is always evaluating new vendors for sourcing and manufacturing the various elements used to create Flippy.

The strategy for manufacturing may change over time depending upon production volumes and commitments.

Market

The quick service restaurant (QSR) and fast-food industry is a $648 billion industry globally and is expected to reach $998 billion in 2028, growing at an annual rate of 4.6% over the forecast period. While the amount of QSR establishments continues to increase within the U.S. to a total of 201,865 in 2023, the labor market for fast food workers has tightened, creating a labor shortage for QSRs. This shortage can be attributed to multiple factors such as a low unemployment rate, fewer teenagers in the workforce, and a boom in restaurant openings. Miso Robotics is poised to help cure QSR owners and managers of this frustration, and provide a solution to the lack of labor.

Labor expenses in a QSR are currently greater than 25% of annual revenue, a number that has remained relatively steady over the past 10 years according to IBISWorld’s 2020 Industry Report. While a QSR consists of many different employee positions, cooks specifically account for 60% of the total wage expense for a restaurant. Miso’s automation solution can help increase the throughput and efficiency of these cooks, bringing down this majority expense and increasing their profitability in the kitchen.

QSRs already see a 144% turnover today from a dissatisfied workforce. Pair this with an aging workforce that cannot handle some of the physical demands that come with the job, and commercial kitchens are struggling to recruit and retain talent. Intelligent automation not only creates an avenue for meaningful work for the next generation through the creation of new jobs like a “Chef Tech” (employees trained to manage the robot), but also takes the physical burden off more mature employees who want to contribute later in life.

We believe the tasks that Miso’s technology can perform are some of the most dangerous tasks in the kitchen, not to mention messy and menial. Ultimately, we believe Miso’s technology improves the employee experience by freeing up time for them to focus on higher value tasks.

Competition

There are several competitors who have built robotic machines for use in kitchens. Along with a first-mover advantage in the space, we believe that Miso Robotics offers a more versatile solution that better meets the needs of commercial kitchen environments, and is backed by our much larger collection of data from real world experimentation.  Competitors include:

•	Nala Robotics – A developer of kitchen automation products, including a dishwasher, frying machine, pizza-making station, and fully automated multi-cuisine chef.

•	Hyphen – A designer and builder of makelines that automate food production to increase efficiency in the kitchen.

•	Lab2Fab – A restaurant and bar management platform that uses robotics, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

•	Picnic – A developer of a robotic food system designed to automate the pizza-making process.

•	Middleby – A longtime manufacturer and distributor of traditional kitchen equipment, which is hoping to innovate through various automation initiatives.

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Property

The Company leases its main office at 680 E Colorado Blvd, Suite 330, Pasadena, CA, which serves as its corporate headquarters. The Company also leases space across the street at 650 E Green St, Pasadena, CA, which is used as a research and development laboratory and test kitchen. The leases on the properties have a term of 18 months and 5 years, and began on September 1, 2023, and November 1, 2021, respectively. The Company allowed an unused lease at 561 East Green Street, Pasadena, CA, to terminate in 2023.

Litigation

On January 31, 2023, a former employee filed a legal claim against the Company in Los Angeles County Superior Court for wrongful termination. The Company denies any merit to the claim for wrongful termination and, in conjunction with its insurance carrier, is defending against the action.

Key Company Milestones

In July 2020, Miso entered into an agreement with White Castle to develop, pilot, and undertake a beta rollout of Miso Robotics’ Flippy robot for the restaurant’s North American restaurants. White Castle piloted Miso’s Robot on a Rail (ROAR) system at a Chicago-area restaurant across Q3 and Q4 of 2020 and was the first restaurant to utilize the ROAR system in a commercial environment. In October 2020, Miso and White Castle announced plans to expand their partnership, targeting up to 10 new locations as part of a beta rollout of Flippy to the company’s North American restaurants.

In September 2020, Miso introduced a new software, ChefUI. ChefUI is run as a web-based application and displayed on a touchscreen monitor mounted on the ROAR system. It acts as the conduit between human and robot to work together and cook using the ROAR system.

In 2021, Miso unveiled the newest version of their flagship product, “Flippy 2,” which featured significantly improved performance and functionality and was developed based on key learnings from the pilot with White Castle. Flippy 2 integrated the robot into a mounted rail system, allowing it to work on several tasks at once, and featured a new AutoBin system which used AI vision to automatically identify, cook, and dispense food items into hot holding areas. This new system takes up less space in the kitchen and performs two times as many food preparation tasks increasing production by 30%.

In April 2022, Miso partnered with Jack in the Box to begin a piloted test for Flippy 2 for deployment in one of the national restaurant chain’s standalone locations, with potential for further expansion. Jack in the Box is one of the nation’s largest hamburger chains with more than 2,200 restaurants in 21 states and Guam.

In late 2023, the Company began the design and development of the next generation of Flippy, the most significant update to Flippy since it began manning the fry station. This new iteration includes learnings from Flippy’s 150,000+ hours of work in commercial kitchens, and is expected to launch in the second half of 2024.

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Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s consolidated financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Fiscal Years Ended December 31, 2023 and 2022

Results of Operations

Miso’s operating expenses primarily consist of research and development, sales and marketing and general and administrative costs. For the year ended December 31, 2023, total operating expenses were $20,932,640 compared to $39,326,242 for the period year ended December 31, 2022. The Company reduced its total operating expenses by $18,393,602 or approximately 47%. The Company significantly reduced its research and development efforts and accordingly refocused its efforts and resources on its signature product, Flippy. Miso believes that this strategy allows Miso to de-risk the development and adds a cost-focused discipline.

During the year ended December 31, 2023, research and development (“R&D”) costs totaled $9,986,149 compared to $18,613,774 for the year ended December 31, 2022, representing a reduction of 46%. There was a reduction in headcount during the first half of 2023. Miso received an R&D Tax Credit in 2023, totaling $1,489,029.

Further, sales and marketing costs were $571,222 for the year ended December 31, 2023 compared to $10,087,687 for the year ended December 31, 2022. The decrease in spending was due to a reduction of equity crowdfunding marketing expenses during 2023.

Miso also saw an decrease in general and administrative expenses (including customer operations), decreasing to $10,375,269 for the year ended December 31, 2023 compared to $10,624,781 for the year ended December 31, 2022. These expenses include payroll, employee travel expenses, and professional fees supporting our Regulation CF offering and corporate governance.

During the year ended December 31, 2023, Miso generated $492,570 in net revenue as compared to $272,850 for the year ended December 31, 2022. These revenues are associated with the increased installation of units in our pilot programs and continued partnerships with current partners, such as White Castle, Jack in the Box, and others.

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2023	2022
Hardware installation fees	$126,000	$105,550
Hardware & software usage fees	366,570	167,300
	$492,570	$272,850

Our cost of net revenue was $1,254,846, resulting in a gross loss of $762,276 for the year ended December 31, 2023. Cost of net revenue for the year ended December 31, 2022 resulted in a gross loss of $326,416 for the year ended December 31, 2022. Further, eleven installations took place during the year ended December 31, 2023. Credits during 2023 were issued to customers as compensation for missed expectations with respect to product reliability and performance. The credits, as a reduction to invoice amount totaled $58,535 for the year ended December 31, 2023 compared to $78,200 for the year ended December 31, 2022. Customer credits were largely discontinued after September 2023 and are now issued on a very selective basis. The Company continues to improve products through the release of software updates.

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Cost Reductions

The Company’s management team has led a series of significant efforts to reduce costs in order to responsibly navigate today’s evolving financial and business markets. During May 2023, Miso instituted an operating discipline that has reduced the Company’s average monthly cash operating burn by over 30% versus the prior months of 2023. The Company maintained this 30% reduction throughout the entire second half of 2023.

The Company has also successfully completed certain complex transactions that will further reduce its operating expense burden by an additional $4 million, including:

•	Office Lease: Miso undertook and completed a restructuring of its corporate office lease, which will reduce approximately $1.7 million of costs over the next 18 months. It also successfully reduced its remaining lease term from five years to eighteen months, which provides Miso with far more optionality in its future decision-making. These changes do not impact Miso’s AI and robotics development lab located across the street from its corporate offices;

•	Equipment Leasing Facility: The Company recently restructured its equipment leasing facility with Camber Road, one of its two equipment financing facilities. This will reduce Miso’s out-of-pocket expenses by approximately $1.8 million over the next 36 months; and

•	Removing Outdated Flippys from Certain Legacy Partners: The Company analyzed its restaurant partnerships and determined that a handful of legacy Flippy installations were demanding an outsized portion of the Company’s technical support and engineering resources. These reasons included being located in hard-to-reach locations, prolonged wifi connectivity challenges, and other key issues that prevented Flippy from operating optimally. Accordingly, the Company has begun the process of removing these expense-heavy Flippy units in order to redirect its focus and resources towards higher priority partnerships, as well as towards the engineering efforts that support the next generation Flippy.

Liquidity and Capital Resources

Assets and Sources of Liquidity

To date, our operations have been financed by our exempt offerings of securities made in reliance on Regulation A, Regulation CF and both Rule 506(c) and Rule 506(b) of Regulation D. While we have generated limited revenue, that revenue has not been enough to sustain operations.

Cash and Cash Equivalents

As of December 31, 2023, the Company’s cash and cash equivalents were $6,849,946 compared to $8,208,837 as of December 31, 2022. Cash represents the largest component of our current assets, with smaller amounts recorded as prepaid expenses and accounts receivable.

Inventory

Inventory increased significantly from $2,308 at December 31, 2022 to $779,500 at December 31, 2023 as we acquired additional raw materials to meet increased expected demand from both existing customers and new potential customers.

Property and Equipment

The net value of property and equipment (cost less accumulated depreciation) decreased from $1,329,036 to $962,119 between December 31, 2022 and December 31, 2023, respectively. This decrease was the result of depreciation.

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Right of Use Assets

Our non-current assets include right of use assets associated with our operating leases and finance lease. We have aligned the right-of-use assets as of December 31, 2023 and December 31, 2022 with ASC 842 capital leasing guidelines. For the year ended December 31, 2023, we recorded $872,571 for the operating lease right of use assets compared to $4,714,470 for the operating lease right of use as of December 31, 2022 and $5,786,376 for the financing lease right of use assets as of December 31, 2023 compared to $5,799,640 for the financing lease right of use assets, at December 31, 2022.

Sales of Securities

In the period ended December 31, 2023 the Company engaged in a sale of its Series A-1 Preferred Stock. The Company issued 3,015,323 Series A-1 Preferred Stock shares and 3,015,323 warrants to Ecolab, resulting in proceeds of $15,015,000 as of June 30, 2023. Additionally, the Company issued 1,265,425 shares of Common Stock under Regulation CF and Regulation D offerings.

Ally Robotics Note

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company. Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. Through December 31, 2022, the Company held a 55.92% interest in Ally. On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660 and a restructuring of $1,250,000 loan granted in 2022, including accrued interest as of August 31, 2023 into $1,340,000 promissory note. Following this, Miso held no equity or other controlling interest in Ally. Ultimately, the intent of the September 1, 2023 divestiture is to allow Ally’s founders to try to salvage any value they can while also potentially benefiting Miso’s shareholders by allowing Miso to hold a security interest in Ally’s assets until the $1,336,742 million note receivable is paid in its entirety.

Liabilities and Material Commitments

Accounts Payable

Between December 31, 2022 and December 31, 2023 we experienced a decrease in accounts payable from $3,641,377 to $825,534.

Right of Use Liabilities

Our liabilities include right of use liabilities associated with our operating leases and finance lease. We have included the right of use liability as of December 31, 2023 and 2022 to align with ASC 842 capital leasing guidelines. As of December 31, 2023 and 2022, we recorded liabilities of $937,970 and $4,775,186 for the operating lease right of use liabilities, and $4,238,719 and $5,448,811 for the financing lease right of use liabilities, all respectively.

While our current assets exceed our current liabilities by an amount of $4,136,731 as of December 31, 2023, the Company is still reliant on investor financing to support its operations, and anticipates undertaking new offerings of securities to investors in 2024 utilizing Regulation A, and Regulation D.

Restricted Cash

The Company established a letter of credit to one of its banks amounting to $1,174,489, which was included as non-current restricted cash on Miso’s consolidated balance sheet as of December 31, 2022. This letter of credit was a requirement of one of its operating lease agreements. In August 2023, the Company terminated the related operating lease, as a result the $1,121,694 was forfeited in favor of the lessor. The remaining balance of $52,795 was transferred to unrestricted bank account. Restricted cash as of December 31, 2023 was $0.

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Cash Flows

Historical Cash Flows

	Year Ended December 31
	2023	2022
Net Cash Used in Operation Activities	$(22,804,413)	$(42,407,394)
Net Cash Used in Investing Activities	$1,110,513	$(1,608,962)
Net Cash Provided by Financing Activities	$19,160,520	$39,657,157

At December 31, 2023, our principal source of liquidity was cash and cash equivalents, which we achieved through our offerings of securities as discussed below in greater detail. We believe that additional financing will be required to meet our cash needs to continue development of the Company’s products.

Operating Activities

Cash used in operating activities included net loss adjusted for several non-cash items such as depreciation & amortization, stock-based compensation, and other non-cash expenses.

Investing Activities

Primary investing activities included purchase of property and equipment, along with the issuance of a loan to a related party, which was partially repaid in 2023.

Financial Activities

Primary sources of our financial activities included net proceeds from issuance and sales of the Company’s capital stock.

Previous and Current Financing

The following summarizes the Company’s financing history:

2024 Regulation A Offering

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 5,030,181 shares of Common Stock, plus issue up to 503,018 Bonus Shares (as defined in that offering statement), for an aggregate of 5,553,199 shares. Should the Company have a fully subscribed offering, it will be able to receive net proceeds of approximately $23.5 million. As of April 25, 2024, the Company has received gross proceeds of $2,824,203 in this offering.

2023 Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab entered into a stock purchase agreement whereby Miso agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares to Ecolab for a total purchase price of $15,000,001.67. Use of the funds includes product development and other operating expenses. The securities were sold pursuant to Rule 506(c) of Regulation D.

Furthermore, Ecolab was issued warrants which allow it to purchase up to 3,015,323 shares of Series A-1 Preferred Stock (at a per share price of $4.97) or other preferred stock. If the warrants are exercised for the latter, then the price per share shall be the number of shares equal to $15,000,001 divided by the lesser of the “original issue price” of such other preferred stock and $4.9745920, in each case, prior to (or in connection with) the expiration of these warrants, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

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In May 2023, the Company issued warrants to J&R Pikover Family Trust that allow it to purchase up to 11,765 shares of Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024, and expire June 2033.

In May 2023, the Company issued warrants to Jake Brewer, allowing the purchase of up to 12,500 shares of Common Stock with an exercise price of $4.25 per share. The warrants expire in June 2033.

On October 12, 2023, Miso completed a Regulation CF offering of Common Stock and issued 981,658 shares for gross proceeds of $4,985,539. Additionally, Miso issued 43,313 bonus shares. In connection with the raise, Miso incurred issuance costs of $424,915 in 2023. Miso issued the shares at a price per share of $4.97.

Prior Regulation A, Regulation D and Regulation CF Offerings, and Stock Conversions

2022 Common Stock Conversion

In December 2022, all preferred shares were converted into Common Stock at the applicable conversion rates listed below (the “2022 Stock Conversion”).

2022 Series E

In 2022, the Company completed Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284. The Company originally issued the shares at a price of $10.05 per share, and in October 2022, the Company increased the price in the offering to $11.06 per share. All of these shares were converted to Common Stock in the 2022 Stock Conversion at a rate of one Common Share for each one share of Series E Preferred Stock.

2022 Common Stock Split

On January 11, 2022, the Company effected a 7:1 forward stock split of its authorized, designated, issued, and outstanding shares of common stock (the “2022 Stock Split”).

Indebtedness

As of December 31, 2023, the Company had the following indebtedness:

Name	Amount Outstanding	Interest Rate		Start Date		Maturity Date
Farnam Street Financial	$1,327,458	3.48%		8/1/2022	(1)	1/31/2025
Camber Road Partners	$2,911,261	25.04%		9/1/2023	(2)	8/31/2026
Bit Playhouse LLC	$183,631	8.50	%(3)	9/1/2023		2/28/2025
J. and R. Pikover Family Trust	$754,339	3.25	%(3)	11/1/2021		10/31/2026

(1) Start date of fixed monthly rental payments; interim payments were made starting April 2022.

(2) Start date of fixed monthly payments were made starting September 2023; interim payments were made starting August 2022.

(3) Interest rate is zero-risk discount rates of 8.50% and 3.25% used to capitalize the stream of real estate lease payments on both these leases.

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Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold		Use of Proceeds
March 26, 2020	Regulation A+ Rule 506(c) of Regulation D	Series C Preferred Convertible into Common Stock(1)	$22,846,499	(2)	Working capital
January 22, 2021	Regulation A+ Rule 506(c) of Regulation D	Series D Preferred Convertible into Common Stock(1)	$26,103,530	(2)	Working capital
February 10, 2022	Regulation A+ Rule 506(c) of Regulation D	Series E Preferred Convertible into Common Stock(1)	$36,269,524	(2)	Working capital
March 10, 2023	Rule 506(c) of Regulation D(3)	Series A-1 Preferred Stock	$15,000,000		Working capital
October 12, 2023	Regulation CF	Common Stock	$4,985,539		Working capital
March 27, 2024	Regulation A+	Common Stock	In progress		Working capital

(1) All shares sold in the Regulation A+ and Regulation D identified offerings were converted into Common Stock in the 2022 Stock Conversion.

(2) Combined Regulation A+ and Regulation D.

(2) The Company is in the process of closing a Regulation D fundraise, from which it expects to collect less than $2 million.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $24,452,313 and $45,423,112 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $113,692,917 and cash of $6,849,946, relative to negative operating cash flows of $22,804,413  in 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

Plan of Operations

In 2024, Miso intends to focus on:

•	Optimizing and improving the current version of Flippy, and developing and launching the next generation of Flippy;

•	Boosting Flippy customer support through new and improved offerings for 24/7 remote support, regular unit maintenance, and improved employee training for existing customers, while also optimizing remote support to reduce the costs associated with these services;

•	Finishing our implementation of cost discipline and optimization, including by offshoring certain roles;

•	Executing the launch of our new innovation showroom in conjunction with CaliBurger;

•	Implementing a new, improved, and less expensive employee on-boarding and maintenance system;

•	Improving the customer tools and instructions for rolling out new Flippys, along with launching a new service for customers to simplify and accelerate receiving local permits that may be required when installing Flippy;

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•	Executing maintenance of our library of patents and IP;

•	Designing the next generation of Flippy with a focus on making it smaller, faster, more reliable, and cheaper to produce;

•	Dedicating a small amount of resources to exploring new strategies and potential partnerships for our early-stage Innovation Lab products;

•	Optimizing our data gathering and analysis to drive both improved internal decision-making and exploration of external monetization opportunities;

•	Implementing a new system and software tools for managing the Company’s inventory and inventory purchasing; and

•	Building out new pricing strategies for Flippy.

Item 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Approximate Hours Per Week
Executive Officers
James Jordan	Chairman & President	44	May 2023 - Present	5 Hours
Richard Hull	CEO	53	May 2023- Present	Full Time
John DiLoreto	CFO	72	Appointed as interim June 2023, Permanent January 2024 - Present	Full Time
Bachir Kharraja	CTO	55	November 2023- Present	Full Time
Directors
James Jordan	Director	44	August 2020- Present	As needed
Joseph Essas	Director	50	December 2019- Present	As needed
Thomas Bruderman	Director	53	March 2020- Present	As needed
John Miller	Director	46	November 2022- Present	As needed
Significant Employees
Daehwan Kim	Vice President & Head of Technical Operations	49	August 2022- Present	Full Time
Alana Abbitt	Vice President & Head of Product Development	37	January 2023- Present	Full Time
Nadia Cardinale	Vice President & Head of Human Resources	34	August 2020- Present	Full Time

James “Buck” Jordan, Chairman & President

James (“Buck”) Jordan founded Miso Robotics in 2016 and was a Director of the company from 2017 through March 2019. Buck is currently the acting President and Chairman of the Board of Directors of Miso. In addition to his role at Miso Robotics, Buck has been a Partner at Wavemaker Partners since 2018 and founded Vebu Labs (formerly Wavemaker Labs), a corporate venture studio in 2016. Concurrently with his role with Miso Robotics, Buck serves on the boards of Graze Inc., Nommi, Inc., 800 Degrees Go, Inc., Piestro, Inc., Miso Robotics, Inc., Future Acres, Inc., Future Pearl Labs, Inc., Wing Zone Labs, Inc., Wavemaker Labs, Inc., PopID, Inc., and Serve Robotics, Inc.. Buck also currently is an officer of Nommi, Inc., 800 Degrees Go, Inc., Piestro, Inc., Future Acres, Inc., Future Pearl Labs, Inc., Wing Zone Labs, Inc., Wavemaker Labs Asia, Inc., and Wavemaker Labs, Inc. Prior to founding Wavemaker Labs, Buck was Managing Partner at an early-stage venture fund, Canyon Creek Capital, a position he has held since 2010. Buck is a technologist and early-stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media, and several others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector’s office, and as an Army Blackhawk Pilot.

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Richard Hull, Chief Executive Officer

Richard Hull was an early Miso investor, and has worked with the Company’s board of directors to structure a CEO compensation package that is heavily success-based to align his interests with those of other Miso shareholders like himself. Mr. Hull has been operating technology and media companies with both national and international footprints for over 25 years. Most recently, he founded Pongalo, which was later renamed Vix and is the largest Spanish-language streaming service in the world. Vix combines a custom-built technology stack capable of supporting millions of concurrent streams at scale; a powerful data collection and monetization engine; and licensed and owned IP rights. It was acquired in 2021 by TelevisaUnivision, the world’s largest Spanish-language media company, and was 2023’s Apple’s TV App of the Year, the first Spanish-language app to ever win Apple’s top global honor. After a two-year commitment during which he oversaw a P&L of approximately $1.5 billion, Mr. Hull left TelevisaUnivision and joined Miso. For Vix, Variety awarded Mr. Hull its Dealmaker of the Year honors; Forbes named him to its Forbes 1000 list of America's top entrepreneurs; and OTT.X, the trade organization of Hollywood's streaming industry, awarded him its OTT.X Hero Award. Previously, he was founder and CEO of Avalanche! Capital, where he built a portfolio of 30 successful tech and media investments, and acted as adviser on over $1 billion of deals with Disney, Netflix, and others.

John DiLoreto, Chief Financial Officer

John DiLoreto is an experienced CFO and senior finance and accounting executive who holds degrees from Stanford Graduate School of Business, Massachusetts Institute of Technology, and University of California at Berkeley. He has held management and executive roles at companies large and small, including Intel, 3Com, Virtual Microsystems, and Jenmar Visual Systems. He has extensive experience in complex corporate finance and accounting transactions; US GAAP accounting standards; financial planning and analysis; external audits; cash flow management; finance system transitions; and other finance-related procedures. He joined Miso on an interim basis in June of 2023, and assumed the role on a permanent basis as of January 1, 2024.

Bachir Kharraja, Chief Technology Officer

Bachir Kharraja holds two PhD's, the first in Physics and the second in Astrophysics, along with a master’s degree, and he has held senior roles at large and small companies that include Motorola, iRobot, and Bluefin Robotics.  He has extensive experience developing software and robotics, and he was most recently CTO of skyTran, where he evolved an academic research project born in a NASA laboratory into a launchable jet-like vehicle for urban transportation

Joseph Essas, Director

Joseph Essas is a technology executive and investor. Most notably, for over a decade, Joseph served as the President and Chief Technology Officer at OpenTable, a part of Booking Holdings. In this role, Joseph provided leadership for all Product Development and Engineering initiatives at the company, in addition to leading Data Science and Operations. Prior to his tenure at OpenTable, Joseph served as the Chief Technology Officer at eHarmony, where he had the responsibility of overseeing and guiding the engineering, operations, and growth of the company within the online dating industry. Before that, Mr. Essas held the position of Vice President of Engineering at Yahoo!, where he managed engineering teams dedicated to the search marketing division, contributing to Yahoo!'s technology presence in the industry. Outside of his corporate roles, Joseph actively engages as a technology investor, utilizing his extensive industry knowledge to identify and support promising ventures.

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Thomas Bruderman, Director

Thomas Bruderman is a founder and Managing Partner of MAG Ventures, an early to mid-stage venture fund. Mr. Bruderman founded MAG Ventures in 2007. Prior to founding MAG, he was Senior Equity Trader and responsible for the entire healthcare group at Fidelity Investments (FMR) in Boston, Massachusetts. During his seven-plus years at Fidelity, from 1998 to 2005, Mr. Bruderman’s responsibilities included trading, personnel management and investment research and analysis. Before being recruited to Fidelity Investments, Mr. Bruderman was Managing Director and Head of Equities at Merit Capital, a Connecticut-based boutique Investment Bank.

Mr. Bruderman previously served as a registered representative with a subsidiary of Fidelity from 1999 to 2004. In April 2006, Mr. Bruderman was barred from association with any FINRA member firms following a non-appearance at an interview with FINRA representatives. Mr. Bruderman was further sanctioned by the SEC in March 2008 and April 2011 for receiving undocumented compensation related to his activities placing orders for securities transactions, and failing to disclose certain conflicts of interest.

Additionally, Mr. Bruderman is Chairman of AI based cybersecurity company DarkLight and Vice-Chairman and Corporate Secretary of emerging media company, Allyance Media Group. Mr. Bruderman has over twenty-five years of experience in the finance and asset management industry, spanning both financial structuring and operational experience. He earned a BS in Finance from Providence College.

John Miller, Director

John Miller is the CEO of PopID and the Chairman of Cali Group, a holding company focused on technology investments in the restaurant and retail industries.  Through Cali Group, he has been a co-founder and seed investor in Cali Group’s portfolio companies, including: CaliBurger, Super League Gaming (Nasdaq: SLGG), Miso Robotics, Kitchen United, Vyblee, and PopID.  Prior to starting Cali Group, John was an early employee at Arrowhead Pharmaceuticals (NASDAQ: ARWR) and helped grow it over 8 years.  John graduated Order of the Coif from Stanford Law School in 2003.

Daehwan Kim, Vice President & Head of Technical Operations

Daehwan Kim is an operations expert with over two decades of experience. He previously held senior program management roles at Google, Lenovo, and Motorola. His career has spanned the development and delivery of cutting-edge technology products, mobile communication network and devices, consumer electronics, and robotic systems, from initial concepts to mass market launches.  As Lead Program Manager or a head of program management, he has delivered over 800 technical acceptances of mobile and consumer electronic devices, launched Google's very first global smartphone assembled in U.S, the world first shattershield smartphone, and immersive mobile experiences through multiple modification devices. He also authored the product requirement document of the world's first 5G device, and the product development process currently used in Google and Motorola Mobility.  In his tenure at Coupang Corp., a South Korean e-commerce giant, he quadrupled site traffic through multiple feature enhancements, while directly and indirectly managing over 1,500 software engineers across the United States, China, Taiwan, and Korea. He joined Miso in August of 2022.

Alana Abbitt, Vice President & Head of Product Development

Alana Abbitt leads product development of Miso’s current portfolio and innovation initiatives under co-development agreements. She is also interim Customer Success/Sales Lead.  Prior to joining Miso, Alana worked at Amazon where she built and ran the services organization for consumer electronics and IoT company, Ring, both before and after its acquisition by Amazon.  At Ring, she was responsible for the product strategy, including P&L and go-to-market, in over 200 markets. Throughout her career, Alana has worked in startups and public companies in the tech industry building and scaling service-based businesses. She holds a bachelor's degree from USC Marshall School of Business and an MBA from NYU Stern.

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Nadia Cardinale, Vice President & Head of Human Resources

Nadia Cardinale has over a decade of human resources experience in engineering-heavy companies in the Aerospace, Manufacturing and Assembly, and Robotics and AI industries. Nadia’s experience includes union negotiations, forming strategic partnerships among managers and departments, rapidly growing teams, implementing employee-first policies, owning site-wide FAA/DOT processes and audits, and automating various administrative heavy tasks in HR. She created and implemented employee-first programs such as employee recognition programs and internship programs at various business units across Crane Company and at Miso Robotics. At Miso Robotics, Nadia created the HR department from scratch with policies and procedures that promote a creative work environment. Nadia is a strategic HR partner to individuals and teams she is supporting.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2023, the Company’s three highest compensated executive officers and directors were:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Michael Bell(1)	CEO	$148,032	$347,500	$495,532
Daehwan Kim	Vice President and Head of Technical Operations	$260,442	$0	$260,442
Alana Abbitt	Vice President and Head of Product Development	$253,873	$0	$253,873

(1)	Michael Bell was terminated on May 19, 2023. He received a bonus and severance package shown in other compensation.

Stock Plans

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2023, there were 917,907 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2023, there were 3,467,284 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

Restricted Common Stock

As of December 31, 2023 and 2022, the Company had 2,234,015 and 2,129,015 restricted shares of common stock outstanding under the option plans, respectively. As of December 31, 2023 and 2022, 2,158,546 and 2,085,265 shares were vested, respectively. The Company recorded stock-based compensation expenses of $57,491 and $12,113 in the consolidated statements of operations for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $140,372 and $2,563 as of December 31, 2023 and 2022, respectively, which is expected to be recognized in 2024 to 2026.

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Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of April 25, 2024 Miso’s voting securities that are owned or controlled by our executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of Class	Name of Holder and Address	Amount and nature of ownership		Amount and nature of ownership and acquirable ownership		Percent of Class (1)
Common Stock	Future VC SPV, LLC (2) 1661 E Franklin Ave El Segundo, CA 90245	9,073,549		10,241,716	(3)	23.200%
Common Stock	CCC HelloTech, LP (2) 1661 E Franklin Ave El Segundo, CA 90245	1,407,223		1,407,223		3.274%
Common Stock	Canyon Creek Capital II, LP (2) 1661 E Franklin Ave El Segundo, CA 90245	1,050,000		1,050,000		2.443%
Common Stock	Future VC, LLC (2) 1661 E Franklin Ave El Segundo, CA 90245	1,365,098		1,365,098		3.176%
Series A-1 Preferred Stock	Ecolab, Inc. (4) 1 Ecolab Place St. Paul, Minnesota 55102	3,015,323		6,030,646	(5)	100%
Common Stock	James Jordan	17,784,640	(6)	18,876,906	(7)	42.834%
Common Stock	Joseph Essas	105,000		126,000	(8)	0.293%
Common Stock	Thomas Bruderman	0		198,869	(8)	0.461%
Common Stock	John Miller	340,235		340,235		0.792%
Common Stock	Daehwan Kim	0		86,500	(8)	0.201%
Common Stock	Alana Abbitt	0		80,000	(8)	0.186%
Common Stock	Nadia Cardinale	0		63,500	(8)	0.148%
Common Stock	Officers and Directors as a Group	31,125,745	(9)	33,836,047	(10)	77.008	%(11)

(1)	This column includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(2)	James Jordan has the voting power with respect to the shares of Common Stock.

(3)	This amount represents the aggregate number of Common Stock shares that are currently owned (as shown in the first column) and acquirable, with the latter being acquirable solely via warrants to purchase Common Stock.
(4)	Ross Skadsberg, Ecolab’s Vice President of Growth Ventures, has the voting power with respect to the shares of Series A-1 Preferred Stock.
(5)	This amount represents the aggregate number of Series A-1 Preferred Stock shares that are currently owned (as shown in the first column) and acquirable, with the latter being acquirable solely via warrants to purchase Series A-1 Preferred Stock.

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(6)	This amount represents (i) 105,000 shares which are owned by IRA Services Trust Company (custodian for the benefit of James Jordan); (ii) 1,326,381 which are owned by Mr. Jordan; and (iii) 16,353,259 shares of Common Stock for which DealMaker Transfer Agent acts as transfer agent and on behalf of which Mr. Jordan is entitled to vote via a voting proxy to which all current crowdfunding investors previously agreed upon purchase of their shares and which is substantially the same as the voting proxy included in this Offering. More information on such proxy in relation to this Offering is included herein under various sections, including those related to Offering Terms, Risks Related to the Securities in this Offering, and Voting Rights and Proxy.
(7)	This amount represents the number of Common Stock shares shown in the first column, plus shares that are acquirable by Mr. Jordan, with the latter being acquirable as follows: (i) 742,266 shares via warrants to purchase Common Stock; and (ii) 350,000 shares via options to purchase Common Stock (some of which remain unvested as of the date set forth above).
(8)	This represents the aggregate number of Common Stock shares that are owned (as shown in the first column) and acquirable, with the latter being acquirable solely via options to purchase Common Stock (some of which remain unvested as of the date set forth above).
(9)	This amount represents the total shares voted by Officers and Directors as a Group as follows: (i) 1,771,616 shares owned by Officers and Directors as a Group; and (ii) 29,249,129 shares voted by Mr. Jordan pursuant to the explanations above.
(10)	This amount represents the total shares voted by Officers and Directors as a Group as follows: (i) 3,313,751 shares owned and acquirable by Officers and Directors as a Group; and (ii) 30,417,296 shares owned and acquirable by the entities on behalf of which Mr. Jordan votes pursuant to the explanations above.
(11)	This amount refers to the percentage of the Common Stock.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Loans

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note earns interest at 12% per annum and matures on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. The note earns interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand. The Company received repayments totaling $537,631 in 2023. As of December 31, 2023, the outstanding balance was $303,906, including $266,402 in principal and $37,504 in accrued interest payable. Interest income recognized in 2023 amounted to $70,757. The outstanding loan and related accrued interest receivable was included as a contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these financial statements.

Item 6. DESCRIPTION OF SECURITIES AND OTHER EVENTS

General

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Eighth Amended and Restated Certificate of Incorporation and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Report is a part. For a complete description of our capital stock, you should refer to our Eighth Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law.

Our authorized capital stock consists of:

●	80,000,000 shares of Common Stock, $0.0001 par value per share.

●	11,684,802 shares of Preferred Stock, $0.0001 par value per share.

●	11,056,183 shares of authorized Preferred Stock are to be designated as Series A-1 Preferred Stock.

As of December 31, 2023, 42,874,850 of shares of Common Stock are outstanding, and 3,015,323 of shares of Series A-1 Preferred Stock are outstanding.

22

Common Stock

General

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock.

Voting Rights and Proxy

Each holder of the Company’s Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholder, except as provided by law or by the other provisions of the Eighth Amended and Restated Certificate of Incorporation.

In this offering, the subscription agreement that investors will execute grants an irrevocable proxy to the Company’s President to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock sold in this offering. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Preferred Stock simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Preferred Stock, as detailed in the Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A-1 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Series A-1 Preferred Stock

General

The company has authorized the issuance of Series A-1 Preferred Stock, which contains preferences, and privileges as further described below.

Dividend Rights

The Company is not allowed to declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series A-1 Preferred Stock then outstanding first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Series A-1 Preferred Stock subject to the terms of the Series A-1 Certificate of Designation.

23

Conversion Rights

Voluntary Conversion. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into the number of fully paid and non-assessable shares of Common Stock as is determined by dividing the original issue price of $4.9745920 by the applicable conversion price in effect at the time of conversion.

Mandatory Conversion. Each share of Series A-1 Preferred Stock will automatically convert into the Common Stock of the Company at the conversion terms above in the event of a sale of shares of Common Stock to the public at a price of $24.89 per share.

Voting Rights and Protective Provisions

The holders of the Series A-1 Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-1 Preferred Stock would convert on all matters submitted to a vote of the stockholders.

The Series A-1 Preferred Stock includes protective provisions that require that the Company, before taking certain actions, must first obtain the approval of the holders of a majority of the outstanding shares of Series A-1 Preferred Stock. Such events include liquidation or winding up of the Company, amending the certificate of incorporation, creating additional classes of shares of the Company, redeem any shares of the Company, pay dividends, or change the number of members of the Board of Directors.

Right to Receive Liquidation Preferences

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series A-1 Preferred Stock are entitled to receive the amount invested, out of available funds of the Company, prior to any distributions being made to holders of Common Stock.

Anti-Dilution Protection

Holders of Series A-1 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A-1 Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the Conversion Price of a series of Preferred Stock then in effect, the Conversion Price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Eight Amended and Restated Certificate.

Exclusive Jurisdiction

Under Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the sole and exclusive judicial forum for the following actions will be the Court of Chancery of the State of Delaware:

(1) Any derivative action or proceeding brought on behalf of the Company;

(2) Any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders;

(3) Any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law or certificate of incorporation, or bylaws; or

(4) Any action asserting a claim against the Company governed by the internal affairs doctrine.

24

Notwithstanding the foregoing, if, for any reason, the Delaware Chancery Court does not have jurisdiction over an action, then the action may be brought in other federal or state courts with appropriate personal or subject matter jurisdiction.

We believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the company.

Under the terms of Article 12 of our Eighth Amended and Restated Certificate of Incorporation, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933 of Securities Exchange Act of 1934. Under no circumstances will investors be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Item 6. OTHER EVENTS

None.

25

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

MISO ROBOTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2023 and 2022

To the Board of Directors of

Miso Robotics, Inc.

Pasadena, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Miso Robotics, Inc. and subsidiary (Ally Robotics, Inc., through the deconsolidation date) (collectively, the “Company”) which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception and has sustained net losses of $24,452,313 and $45,423,112 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $113,692,917 and cash of $6,849,946, relative to negative operating cash flows of $22,804,413 in 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

April 29, 2024

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

INDEPENDENT AUDITOR’S REPORT

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$6,849,946	$8,208,837
Accounts receivable, net	12,750	87,700
Inventory	779,500	2,308
Deposit - current	100,801	115,001
Prepaid expenses and other current assets	73,053	233,386
Other receivables	7,881	-
Assets per discontinued operations, current	-	2,474,638
Total current assets	7,823,931	11,121,870
Property and equipment, net	962,119	1,329,036
Operating lease right of use assets, net	872,571	4,714,470
Finance lease right of use assets, net	5,786,376	5,799,640
Restricted cash	-	1,174,489
Deposits and other assets	226,297	805,634
Total assets	$15,671,294	$24,945,139

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$825,534	$3,641,377
Accrued expenses and other current liabilities	356,644	361,313
Operating lease right of use liabilities, current portion	407,162	887,198
Finance lease right of use liabilities, current portion	2,097,860	1,721,760
Liabilities per discontinued operations, current	-	582,299
Total current liabilities	3,687,200	7,193,947
Operating lease right of use liabilities	530,808	3,887,988
Finance lease right of use liabilities	2,140,859	3,727,051
Liabilities per discontinued operations	-	241,053
Total liabilities	6,358,867	15,050,039

Commitments and contingencies

Stockholders' equity:
Series A-1 preferred stock, $0.0001 par value, 11,056,183 and 0 shares authorized as of December 31, 2023 and 2022, respectively, 3,015,323 and 0 shares issued and outstanding as of December 31, 2023 and 2022, respectively, liquidation preferences of $15,000,000 and $0 as of December 31, 2023 and 2022, respectively	301	-
Undesignated preferred stock, $0.0001 par value, 628,619 shares authorized as of December 31, 2023	-	-
Common stock, $0.0001 par value, 80,000,000 shares authorized; 42,874,850 and 41,516,589 shares issued and outstanding as of December 31, 2023 and 2022, respectively 75,469 and 43,750 shares unvested as of December 31, 2023 and 2022, respectively	4,287	4,151
Additional paid-in capital	123,333,734	109,144,939
Subscription receivable	(29,072)	(4,272,401)
Loan and interest receivable, related parties	(303,906)	(741,800)
Accumulated deficit	(113,692,917)	(94,378,371)
Total stockholders' equity attributable to Miso Robotics stockholders	9,312,427	9,756,518
Noncontrolling interests	-	138,582
Total stockholders' equity	9,312,427	9,895,100
Total liabilities and stockholders' equity	$15,671,294	$24,945,139

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2023	2022
Net revenue	$492,570	$272,850
Cost of net revenues	1,254,846	599,266
Gross loss	(762,276)	(326,416)

Operating expenses:
Research and development	9,986,149	18,613,774
Sales and marketing	571,222	10,087,687
General and administrative	10,375,269	10,624,781
Total operating expenses	20,932,640	39,326,242

Loss from operations	(21,694,916)	(39,652,658)

Other income (expense):
Interest expense	(727,483)	(173,321)
Interest income	593,559	178,697
R&D tax credit income	1,489,029	-
Loss on terminations of operating leases, net	(866,452)	-
Other income	7,918	2,078
Total other income (expense), net	496,571	7,454

Provision for income taxes	-	-
Net loss from continuing operations	(21,198,345)	(39,645,204)

Discontinued operations:
Loss from discontinued operations	(4,131,750)	(5,777,908)
Gain on deconsolidation of subsidiary	877,782	-
Net loss from discontinued operations, net of tax	(3,253,968)	(5,777,908)

Net loss	$(24,452,313)	$(45,423,112)

Net loss attributable to noncontrolling interests	(1,245,859)	(2,521,786)
Net loss attributable to Miso Robotics Inc. stockholders	$(23,206,454)	$(42,901,326)

Weighted average common shares outstanding - basic and diluted	42,195,720	12,193,121

Net loss per common share attributable to Miso Robotics stockholders - basic and diluted (continuing operations)	$(0.50)	$(3.52)

Net loss per common share attributable to Miso Robotics stockholders - basic and diluted (discontinued operations)	$(0.05)	$(0.47)

Net loss attributable to Miso Robotics Inc. stockholders
Net loss from continuing operations	$(21,198,345)	$(39,670,460)
Net loss from discontinued operations, net of tax	(2,008,109)	(3,230,866)
	$(23,206,454)	$(42,901,326)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

									Total
									Stockholders'
	Series A-1				Additional		Loan and Interest		Equity Attributable		Total
	Preferred Stock		Common Stock		Paid-in	Subscription	Receivable,	Accumulated	Miso Robotics	Noncontrolling	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Receivable	Related Parties	Deficit	Stockholders	Interests	Equity
Balances at December 31, 2021	-	$-	12,165,650	$1,216	$66,182,996	$(1,188,848)	$-	$(51,477,045)	$13,518,688	$(50)	$13,518,638
Issuance of Series D preferred stock	-	-	-	-	161,139	1,188,848	-	-	1,349,987	-	1,349,987
Issuance of Series E preferred stock	-	-	-	-	36,269,524	(629,844)	-	-	35,640,027	-	35,640,027
Issuance of common stock of subsidiary	-	-	-	-	7,074,485	(3,642,557)	-	-	3,431,928	2,660,418	6,092,346
Issuance of loan, and interest to related party, net of repayments	-	-	-	-	-	-	(741,800)	-	(741,800)	-	(741,800)
Exercise of stock options	-	-	94,618	9	91,834	-	-	-	91,843	-	91,843
Conversion of Series A, B, C, D and E preferred stock into common stock	-	-	29,291,321	2,929	(2,213)	-	-	-	-	-	-
Forfeitures of restricted common stock	-	-	(35,000)	(3)	3	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	996,542	-	-	-	996,542	-	996,542
Warrants issued for services	-	-	-	-	106,462	-	-	-	106,462	-	106,462
Offering costs	-	-	-	-	(1,735,833)	-	-	-	(1,735,833)	-	(1,735,833)
Net loss	-	-	-	-	-	-	-	(42,901,326)	(42,901,326)	(2,521,786)	(45,423,112)
Balances at December 31, 2022	-	-	41,516,589	4,151	109,144,939	(4,272,401)	(741,800)	(94,378,371)	9,756,518	138,582	9,895,100
Issuance of Series A-1 preferred stock and warrants	3,015,323	301	-	-	15,014,699	-	-	-	15,015,000	-	15,015,000
Equity transactions of deconsolidated subsidiary	-	-	-	-	(1,183,897)	1,642,557	-	-	458,660	383,892	842,552
Issuance of common stock	-	-	1,265,425	127	6,205,096	-	-	-	6,205,223	-	6,205,223
Offering costs	-	-	-	-	(632,782)	-	-	-	(632,782)	-	(632,782)
Exercise of stock options	-	-	92,836	9	91,467	-	-	-	91,476	-	91,476
Collection of subscription receivable	-	-	-	-	-	600,772	-	-	600,772	-	600,772
Collection of loan and interest from related party, net of additional loan fee	-	-	-	-	-	-	437,894	-	437,894	-	437,894
Stock-based compensation expense	-	-	-	-	525,312	-	-	-	525,312	-	525,312
Warrants issued for services and lease payments	-	-	-	-	59,488	-	-	-	59,488	-	59,488
Net loss from discontinued operations	-	-	-	-	-	-	-	(2,008,109)	(2,008,109)	(1,245,859)	(3,253,968)
Deconsolidation	-	-	-	-	(5,890,588)	2,000,000	-	3,891,908	1,320	723,385	724,705
Net loss from continuing operations	-	-	-	-	-	-	-	(21,198,345)	(21,198,345)	-	(21,198,345)
Balances at December 31, 2023	3,015,323	$301	42,874,850	$4,287	$123,333,734	$(29,072)	$(303,906)	$(113,692,917)	$9,312,427	$-	$9,312,427

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(24,452,313)	$(45,423,112)
Loss from discontinued operations	4,131,750	5,777,908
Gain on deconsolidation of subsidiary	(877,782)	-
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	525,312	996,542
Warrants issued for services and lease payments	59,488	106,462
Services performed in connection with future equity obligations	-	241,053
Loan origination fee	(10,000)	(25,000)
Bad debt expense	167,837	21,600
Depreciation	368,373	410,809
Loss on disposal of property and equipment	-	2,120
Amortization of right of use assets	2,701,617	1,577,104
Gain on terminations of operating leases	(255,242)	-
Changes in operating assets and liabilities:
Accounts receivable	39,350	(77,650)
Inventory	(777,192)	728,872
Prepaid expenses and other current assets	160,333	(63,297)
Interest receivable - current	(89,737)	-
Other receivables	(140,118)	-
Deposit - current	14,200	134,039
Interest receivable, related party	-	(66,800)
Accounts payable	(2,815,843)	1,452,805
Accrued expenses and other current liabilities	(4,669)	187,121
Operating lease right of use liabilities, net	(676,139)	(717,721)
Net cash used in operating activities - continuing	(21,930,775)	(34,737,145)
Net cash used in operating activities - discontinued	(873,638)	(7,670,249)
Net cash used in operating activities	(22,804,413)	(42,407,394)
Cash flows from investing activities:
Purchases of property and equipment	(1,456)	(958,962)
Issuance of loan to related parties	-	(1,500,000)
Cash received from loan repayments	537,631	850,000
Deposits and other assets	579,337	-
Net cash provided by (used in) investing activities - continuing	1,115,512	(1,608,962)
Net cash provided by (used in) investing activities - discontinued	(4,999)	-
Net cash provided by (used in) investing activities	1,110,513	(1,608,962)
Cash flows from financing activities:
Repayment of finance lease right of use liabilities	(2,962,381)	(1,149,495)
Security deposit from leased equipment	-	(631,718)
Proceeds from issuance of Series A-1 preferred stock and preferred stock warrants	15,015,000	-
Proceeds from issuance of Series D preferred stock	-	161,139
Proceeds from issuance of Series E preferred stock	-	35,640,027
Proceeds from issuance of common stock	6,205,223	-
Collection of subscription receivable	600,772	1,188,848
Exercise of stock options	91,476	91,843
Offering costs	(632,782)	(1,735,833)
Proceeds from sale of subsidiary	660	-
Net cash provided by financing activities - continuing	18,317,968	33,564,811
Net cash provided by financing activities - discontinued	842,552	6,092,346
Net cash provided by financing activities	19,160,520	39,657,157
Net change in cash, cash equivalents and restricted cash	(2,533,380)	(4,359,199)
Cash, cash equivalents, and restricted cash at beginning of year	9,383,326	13,742,525
Cash and cash equivalents at end of year	$6,849,946	$9,383,326

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$57,393
Restricted cash forfeited due to termination of an operating lease	$1,121,694	$-

Supplemental disclosure of non-cash financing activities:
Subscription receivable on Series E preferred stock	$-	$629,844
Subscription receivable on common stock	$-	$-
SAFEs issued for services	$-	$241,053
Recognition of finance lease right of use asset	$1,752,289	$6,598,307
Lease liability arising from obtaining finance lease right of use asset	$1,752,289	$6,598,307

Supplemental disclosure of non-cash investing activities:
Interest capitalized to loan receivable, related party	$119,033	$-

Supplemental disclosure of non-cash operating activities:
Warrants issued as payment for operating lease liability	$50,000	$40,000
Recognition of operating lease right of use asset	$2,538,199	$5,492,907
Lease liability arising from obtaining operating lease right of use asset	$2,538,199	$5,492,907
Derecognition of operating lease right of use assets due to termination	$5,444,034	$-
Derecognition of operating lease right of use liabilities due to termination	$5,699,276	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. Through August 31, 2023, the Company held a 55.92% interest in Ally. On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660 and renegotiation of an existing note receivable into a $1,336,742 note receivable from Ally that is due and payable on August 31, 2026. Following this, Miso held no equity or other controlling interest in Ally. Ultimately, the intent of the August 31, 2023 divestiture is to allow Ally’s founders to try to salvage any value they can while also potentially benefiting Miso’s shareholders by allowing Miso to hold a security interest in Ally’s assets until the $1,336,742 note receivable is paid in its entirety.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $24,452,313 and $45,423,112 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2023 and 2022. As of December 31, 2023, the Company had an accumulated deficit of $113,692,917 and cash of $6,849,946, relative to negative operating cash flows of $22,804,413 in 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. On March 27, 2024, the Company completed a Regulation D offering of Common Stock and issued 240,454 shares for gross proceeds of $1,195,056. In connection with the raise, the Company incurred issuance costs of approximately $22,560. The Company issued the shares at a price per share of $4.97. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021 until August 31, 2023. All inter-company transactions and balances have been eliminated in consolidation.

Derecognition of Ally

The Company accounted for its disposal of its equity interests in Ally under ASC 810-10-40-5 whereby the parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph 810-10-40-3A by recognizing a gain or loss in net income/(loss) attributable to the parent, measured as the difference between a) the aggregate of all of the following: 1. The fair value of any consideration received; 2. The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated, or the group of assets is derecognized; 3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated, and b) the carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. As of December 31, 2023 and 2022, the Company had cash of $6,365,177 and $10,175,451, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents subjecting the Company to significant credit risks.

The Company established a letter of credit to one of its banks amounting to $1,174,489. This letter of credit is a requirement of one of its operating lease agreements. In August 2023, the Company terminated the related operating lease, as a result the $1,121,694 was forfeited in favor of the lessor. The remaining balance of $52,795 was transferred to unrestricted bank account. Restricted cash as of December 31, 2023 and 2022 was $0 and $1,174,489, respectively, which was included as non-current restricted cash on the consolidated balance sheet.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the Company had an allowance for doubtful accounts of $12,875 and $16,875, respectively. During the years ended December 31, 2023 and 2022, the Company recorded bad debt expense of $35,600 and $21,600, respectively. The Company also recorded an allowance and bad debt expense on other receivables of $132,237 during 2023.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2023 inventory consisted of raw materials for future use in building robotic equipment, which is expected to be reclassified to right of use assets upon commencement of use of this inventory. In 2022, finished goods were transferred to property and equipment due to a change in management’s intended use of these assets. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

Inventory consists of the following:

	December 31,
	2023	2022
Raw materials	779,500	2,308
	$779,500	$2,308

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years
Robotic units	Shorter of lease term or 7 years

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future discounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2023 and 2022.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2023 and 2022 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied, adjusting for recognition of credits when performance is recognized unsatisfactorily.

Revenue is recognized with the service provided by the hardware and software at the customer location. The Master Service Agreement specifies the amount that the Company expects in exchange for those services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and hardware and software usage as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. For the years ended December 31, 2023 and 2022, the Company applied credits totaling $58,535 and $78,200, respectively, against the agreements to reduce the recognized revenues as consideration to the Company’s customers for unsatisfactory performance on the Company’s agreements.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer’s location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing.  Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Hardware & Software Usage

Hardware & software usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Hardware

The Company changed its revenue model in 2022 such that it no longer intends to have hardware revenue from sales of its products. The Company no longer intends to sell its hardware and does not expect any revenue from this category going forward.

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2023	2022
Hardware installation fees	$126,000	$105,550
Hardware & software usage fees	366,570	167,300
	$492,570	$272,850

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2023 and 2022.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

Cost of Net Revenues

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and 2022 amounted to approximately $382,000 and $9,653,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Concentrations

During the years ended December 31, 2023 and 2022, two customers accounted for a total of 86% and 66% of the Company’s revenue, respectively. As of December 31, 2023 and 2022, two customers accounted for 86% and 88% of the Company’s accounts receivable, respectively.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Noncontrolling Interests

Noncontrolling interests are classified as a separate component of equity in the Company's consolidated balance sheets and statements of changes in stockholders’ equity. Net income (loss) and comprehensive income (loss) attributable to non-controlling interests are reflected separately from consolidated net income (loss) and comprehensive income (loss) in the consolidated statements of comprehensive income (loss) and statements of changes in stockholders’ equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary will be initially measured at fair value and the difference between the carrying value and fair value of the retained interest will be recorded as a gain or loss. As of September 1, 2023, the Company derecognized its noncontrolling interest in Ally. For 2022, the Company recorded a loss of $2,521,786 attributable to noncontrolling interests.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2023 and 2022 are as follows:

	Year Ended December 31,
	2023	2022
Series A-1 Preferred Stock (convertible to common stock)	3,015,323	-
Common Stock Warrants	2,766,453	2,735,968
Preferred Stock Warrants	3,021,542	6,219
Options to purchase common stock	4,470,991	8,248,236
Total potentially dilutive shares	13,274,309	10,990,423

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842). This ASU required a lessee to recognize a right-of-use asset and a lease liability in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASC 842 on January 1, 2022 using the modified retrospective approach. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit. The Company elected the package of practical expedients available for existing contracts, which allowed the Company to carry forward our historical assessments of lease identification, lease classification, and initial direct costs and did not require retrospective application. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a. The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b. The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c. The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d. The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e. The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lease terms may include options to extend or terminate the lease.

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Adopted Accounting Pronouncements

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts. The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the consolidated financial statements as Company’s customers are direct consumers and pay at the time of purchase.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	DISCONTINUED OPERATIONS

On September 1, 2023, Miso disposed of all of its Ally shares in exchange for a cash payment of $660. Also as a result of these negotiations, but not included in the consideration exchanged in the deconsolidation transaction as the note was previously outstanding in the same amount, was an existing note receivable for $1,336,742 from Ally that is due and payable on August 31, 2026. (“Ally Note”). The Ally Note earns interest at the rate of 8% per annum, matures on August 31, 2026, and is secured by all of Ally’s assets, including its intellectual property and inventory. As of December 31, 2023, accrued interest on the Ally Note was $36,241 and the full principal amount remained outstanding. This note has been fully reserved for as of December 31, 2023.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The sale of Ally was accounted for a business disposition in accordance with ASC 810-10-40-3A. As of September 1, 2023, the Company no longer consolidated the assets, liabilities, revenues and expenses of Ally. Furthermore, the Company no longer held its noncontrolling interests. The components of the disposition are as follows:

Cash payment	$660
Noncontrolling interests	723,385
Total consideration received	$724,045
Total carrying amount of assets and liabilities (net deficit)	(1,601,827)
Gain on deconsolidation of subsidiary	$(877,782)

The gain on deconsolidation of subsidiary of $877,782 was included in loss from discontinued operations, net of tax in the consolidated statements of operations.

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated statements of operations for the years ended December 31, 2023 and 2022. The results of the discontinued operations of Ally for the years ended December 31, 2023 and 2022 consist of the following:

	Year Ended
	December 31,
	2023	2022
Net revenues	$-	$-
Cost of net revenues	-	-
Gross profit	-	-

Operating expenses:
Research and development	841,258	1,537,170
Sales and marketing	266,971	2,187,102
General and administrative	3,027,076	1,966,740
Total operating expenses	4,135,305	5,691,011

Loss from operations	(4,135,305)	(5,691,011)

Other income (expense):
Interest expense	(154)	(86,897)
Other income	3,709	-
Gain on deconsolidation of subsidiary	877,782	-
Total other income (expense), net	881,337	(86,897)

Provision for income taxes	-	-
Net loss from discontinued operations	$(3,253,968)	$(5,777,908)

Weighted average common shares outstanding - basic and diluted	42,195,720	12,193,121
Net loss from discontinued operations per common share - basic and diluted	$(0.08)	$(0.47)

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of assets and liabilities of discontinued operations as of December 31, 2022:

December 31,
2022
ASSETS
Current assets:
Cash and cash equivalents	$2,467,484
Prepaid expenses and other current assets	7,154
Total assets	$2,474,638

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$582,299
Total current liabilities	582,299
Future equity obligations	241,053
Total liabilities	823,352

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2023	2022
Computer equipment and software	$368,496	$356,540
Kitchen and lab equipment	210,333	220,833
Furniture and fixtures	173,068	173,068
Leasehold improvements	1,262,324	1,262,324
	2,014,221	2,012,765
Less: Accumulated depreciation	(1,052,102)	(683,729)
	$962,119	$1,329,036

Depreciation and amortization expense of $368,373 and $410,809 for the years ended December 31, 2023 and 2022, respectively, were included in operating expenses in the consolidated statements of operations.

During the years ended December 31, 2023 and 2022, the Company recognized a loss on disposal of property and equipment of $0 and $2,120, respectively.

In 2022, robotic units financed from two lenders amounted to $6,598,307, which were classified as finance lease right of use assets in the consolidated balance sheets as of December 31, 2022 (see Note 11).

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2023	2022
Accrued personnel costs	$325,985	$361,262
Other	30,659	51
	$356,644	$361,313

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	STOCKHOLDERS’ EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively.

In January 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

On March 8, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

The Company has issued Series A-1 convertible preferred stock (collectively referred to as “Preferred Stock”). As of December 31, 2023, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 11,056,183 shares were designated as Series A-1 Preferred Stock and the remaining 628,619 shares were undesignated. The Preferred Stock have a par value of $0.0001 per share.

Convertible Preferred Stock

In 2022, the Company completed a Regulation A+ and Regulation D offerings of Series E preferred stock and issued 3,470,259 shares for gross proceeds of $36,269,524. In connection with the raise, the Company incurred offering costs of $1,585,284, and as of December 31, 2023, the Company had a subscription receivable of $629,844 pertaining to the offering. The Company originally issued the shares at a price of $10.05 per share (“Series E Original Issue Price”).

In 2022, the Company received $1,349,987 in proceeds from completion of its offering of Series D preferred stock, including collection of the $1,188,848 in a subscription receivable as of December 31, 2021. The Company also incurred offering costs of $150,549 in 2022.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock

In March 2023, the Company issued 3,015,323 shares of Series A-1 preferred stock and warrants to purchase 3,015,323 shares of Series A-1 preferred stock for $5.97 per share, expiring after ten years, for total combined proceeds to $15,015,000.

As of December 31, 2023 and 2022, 3,015,323 and 0 shares of Series A-1 preferred stock were issued and outstanding, respectively.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A-1 preferred stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A-1 is $5.97. The total liquidation preferences as of December 31, 2023 and 2022 amounted to $15,000,000 and $0, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $24.59 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

Common Stock

As of December 31, 2023 and 2022, the Company authorized 80,000,000 shares of common stock, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

In 2022, the Company converted its Series A, B, C, D and E preferred stock into common stock, at applicable conversion ratios, into an aggregate of 29,291,321 shares of common stock.

During the year ended December 31, 2022, the Company issued 94,618 shares of common stock pursuant to exercises of stock options for proceeds of $91,843.

During the year ended December 31, 2023, the Company issued 1,024,971 shares of common stock pursuant to a Regulation CF offering for proceeds of $4,985,539. During the year ended December 31, 2023, the Company issued 240,454 shares of common stock pursuant to a Regulation D offering for proceeds of $1,219,684.

In 2023, option holders exercised options into 92,836 shares of common stock for proceeds of $91,467.

During the year ended December 31, 2023, the Company collected $4,243,329 of subscription receivable.

As of December 31, 2023 and 2022, there were 42,874,850 and 41,516,589 shares of common stock issued and outstanding, respectively.

Ally Common Stock

During the year ended December 31, 2022, Ally issued common stock for net proceeds of $6,092,346. As a result of the transaction, the Company recorded an increase in additional paid-in capital of $7,074,485 and noncontrolling interests of $2,660,418, as well as a subscription receivable of $3,642,557.

Future Equity Obligations

In July 2022, Ally entered into a Simple Agreement for Future Equity (“SAFE”) with a vendor who had performed research and development services for Ally under a separate statement of work agreement. The aggregate purchase amount per the SAFE agreement was $241,053, which represented the outstanding payable to Ally for services performed. This amount was included in research and development expenses in the consolidated statements of operations. The outstanding balance of the SAFE at both December 31, 2023 and 2022 was $241,053, which was included in liabilities from discontinued operations (see Note 4).

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The SAFE is convertible if and upon a preferred stock equity financing, where the SAFE will automatically convert into shares of the preferred stock in the triggering round at a conversion price equal to the greater of: (1) the lowest share pricing in the triggering preferred stock equity financing; (2) the number of shares based upon a valuation of$25,000,000 on Ally’s fully diluted capitalization.

If and upon a liquidation event, the SAFE holder is entitled to either payment of the purchase amount or the amount that would be payable upon conversion of the SAFE to common stock at a valuation of $25,000,000 on Ally’s then fully diluted capitalization. This payment is senior to common stock and junior to debts in priority.

If and upon a dissolution event, the SAFE holder is entitled to payment of the purchase amount. This payment is senior to common stock and junior to debts in priority.

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In 2022, the Company granted 61,213 warrants to purchase common stock with an exercise price of $2.94 per share and 17,926 warrants to purchase common stock with an exercise price of $8.04 per share. All warrants vested immediately with a term of 10 years.

During the year ended December 31, 2023, the Company issued 24,265 warrants to purchase common stock with an exercise price of $4.25 per share. All warrants issued shall have a term of 10 years. As of December 31, 2023, 21,912 warrants vested and 2,353 warrants are expected to vest up to February 2024.

Preferred Stock Warrants

In March 2023, the Company issued warrants to purchase up to 3,015,323 shares of Series A-1 preferred shares for a total purchase price of $15,000,000 or $4.97 per share, in conjunction with the preferred stock issuance discussed above. The warrants shall no longer be exercisable after March 10, 2033. In conjunction with the preferred stock issuance discussed above.

In 2022, the Company issued 6,219 warrants to purchase Series E preferred stock in exchange for $5,000 monthly reduction to rental payments for 10 months. The warrants shall vest in 10 months with 622 warrants vesting per month. All warrants issued shall have a term of 10 years. As of December 31, 2023, all warrants were fully vested.

Summary

A summary of information related to common stock warrants for the years ended December 31, 2023 and 2022 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	2,659,531	$1.42	$-
Granted	82,656	4.10	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2022	2,742,187	$1.60	$1,144,748
Granted	24,265	4.25	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2023	2,766,452	$1.62	$5,200

Exercisable as of December 31, 2023	2,764,099	$1.62	$-
Exercisable as of December 31, 2022	2,740,943	$7,266,109.47	$1,140,992

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of information related to preferred stock warrants for the years ended December 31, 2023 and 2022 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	-	$-	$-
Granted	3,015,323	4.97	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of December 31, 2023	3,015,323	$4.97	$-

Exercisable as of December 31, 2023	3,015,323	$4.97	$-
Exercisable as of December 31, 2022	-	$-	$-

The Company recorded service expense of $9,488 and $66,462 for the years ended December 31, 2023 and 2022, respectively. In 2023, $50,000 was deducted to the lease liability upon vesting of warrants to purchase preferred stock.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year Ended
	December 31,
	2023	2022
Risk-free interest rate	3.50%	2.83% - 4.45%
Expected term (in years)	5.2	5 - 5.42
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2023, there were 917,907 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of December 31, 2023. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2023, there were 3,467,284 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the years ended December 31, 2023 and 2022 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2021	6,625,752	$0.85	$6,716,453
Granted	2,588,869	1.86
Exercised	(94,618)	0.97
Forfeited	(871,767)	1.42
Outstanding as of December 31, 2022	8,248,236	$1.10	$9,695,024
Granted	563,500	1.77
Exercised	(92,836)	0.99
Forfeited	(4,247,909)	1.19
Outstanding as of December 31, 2023	4,470,991	$1.11	$853,202

Exerciseable as of December 31, 2023	3,262,342	$0.90	$843,186
Exerciseable as of December 31, 2022	4,574,380	$0.81	$7,018,026

	Year Ended
	December 31,
	2023	2022
Weighted average grant-date fair value of options granted during period	$1.30	$1.26
Weighted average duration (years) to expiration of outstanding options	5.77	7.32

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,
	2023	2022
Risk Free Interest Rate	3.45% - 4.68%	1.82%-4.36%
Expected Dividend Yield	0.00%	7.00
Expected Volatility	70.00%	70.00%
Expected Life (years)	7	0%

The total grant-date fair value of the options granted during the years ended December 31, 2023 and 2022 was $733,513 and $3,259,046, respectively. Stock-based compensation expense for stock options of $467,822 and $984,429 was recognized under FASB ASC 718 for the years ended December 31, 2023 and 2022, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,413,561 and $3,580,582 as of December 31, 2023 and 2022, respectively, and will be recognized over a weighted average period of 1.8 years as of December 31, 2023.

Restricted Common Stock

As of December 31, 2023 and 2022, the Company had 2,234,015 and 2,129,015 restricted shares of common stock outstanding under the option plans, respectively. As of December 31, 2023 and 2022, 2,158,546 and 2,085,265 shares were vested, respectively. The Company recorded stock-based compensation expense of $57,491 and $12,113 in the consolidated statements of operations for the years ended December 31, 2023 and 2022 respectively. Unrecognized stock compensation outstanding on these grants was $140,372 as of December 31, 2023.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended
	December 31,
	2023	2022
Research and development expenses	$297,001	$665,116
General and administrative expenses	228,311	331,426
	$525,312	$996,542

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development, other GAAP to tax differences, and net operating loss carryforwards. As of December 31, 2023 and 2022 the Company had net deferred tax assets before valuation allowance of $32,084,272 and $27,026,815, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2023	2022
Deferred tax assets (liabilities):
Net operating loss carryforwards	$28,725,425	$25,930,459
Stock-based compensation	24,173	16,017
Research and development tax credit carryforwards	907,730	907,730
Depreciation timing difference	(24,665)	(24,665)
Lease liability	(60,587)	(81,576)
Unamortized capitalized R&D	2,512,196	-
Other	-	278,850
Total	32,084,272	27,026,815
Valuation allowance	(32,084,272)	(27,026,815)
Net deferred tax assets (liabilities)	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2023 and 2022, cumulative losses through December 31, 2023, and no history of generating taxable income. Therefore, valuation allowances of $32,084,272 and $27,026,815 were recorded as of December 31, 2023 and 2022, respectively. Valuation allowance increased by $5,057,457 and $16,902,008 during the years ended December 31, 2023 and 2022, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2022 due to the full valuation allowance on its net deferred tax assets.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2023 and 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $102,766,975 and $87,686,888, respectively. Federal NOL incurred prior to tax year 2018 amounting to $1.62 million will be carried forward for 20 years and will begin to expire in 2034. Post-TCJA NOL amounting to $101.15 million and $86.07 million as of December 31, 2023 and 2022, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021. The Company also has approximately $908,000 of research and development credits that will expire in 2029, if unused.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. In the event that the is, the Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2022 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a related party under common control, for a principal amount of $1,500,000. The note earns interest at 12% per annum and matures on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. The note earns interest at 17% per annum on the outstanding principal balance of the note and on all unpaid interest from the date of default, payable on demand. The Company received repayments totaling $850,000 in 2022. As of December 31, 2022, the outstanding balance was $675,000, including $650,000 in principal and $25,000 in loan origination fees. Interest income recognized in 2022 amounted to $91,800, including $25,000 in loan origination fees. As of December 31, 2022, interest receivable was $66,800. The outstanding loan and related accrued interest receivable was included as a contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these consolidated financial statements. As of December 31, 2023, the outstanding principal was $266,403 and accrued interest was $37,504, which are included in contra-equity on the consolidated balance sheet as the amounts are still outstanding as of the issuance date of these consolidated financial statements. Interest income of $70,757 was recorded on this note for the year ended December 31, 2023.

As of December 31, 2023 and 2022, the Company had accounts payable with related parties under common control and management of $0 and $397,788, respectively.

As of December 31, 2023, the Company had a note receivable of $1,336,742 and accrued interest of $36,241 with Ally Robotics, which was included in the discontinued operations. The outstanding balance was fully reserved for against bad debt expense in 2023.

The Company was granted warrants to purchase 25,000 shares of stock in Vebu Labs, a related party, with an exercise price of $5.57 per share, expiring in 2033. The Company determined the value of such was trivial and therefore did not record an associated asset.

11.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units.

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The balances for the operating and finance leases are presented as follows within the consolidated balance sheet:

	December 31,
	2023	2022
Operating leases:
Operating lease right of use assets, net	$872,571	$4,714,470

Operating lease right of use liabilities, current portion	$407,162	$887,198
Operating lease right of use liabilities	530,808	3,887,988
Total operating lease liabilities	$937,970	$4,775,186

Finance leases:
Finance lease right of use assets, net	$5,786,376	$5,799,640

Finance lease right of use liabilities, current portion	$2,097,860	$1,721,760
Finance lease right of use liabilities	2,140,859	3,727,051
Total finance lease liabilities	$4,238,719	$5,448,811

The components of lease expenses are as follows within the consolidated statements of operations are as follows:

	Year Ended December 31,
	2023	2022
Operating lease expense:
Operating lease expense	$1,149,150	$939,723
Loss on termination of operating lease, net	866,452	-
Total operating lease expense	2,015,602	939,723

Finance lease expense:
Amortization of right of use assets (cost of net revenue)	$658,574	$236,799
Amortization of right of use assets (general and administrative)	1,106,979	561,868
Interest on right of use liabilities	727,483	175,052
Total finance lease expense	2,493,036	973,719

Total lease expense	$4,508,638	$1,913,442

For the year ended December 31, 2023, the Company recorded loss on terminations of leases of $866,452, which comprises of $1,121,694 loss on forfeiture of restricted cash due to termination of an operating lease and gain on termination of operating leases upon derecognition of related ROU assets and lease liabilities.

Supplemental cash flow information related to leases are as follows:

	Year Ended December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$794,114	$865,402
Operating cash outflows from finance leases (interest payments)	$727,483	$57,393
Financing cash outflows from finance leases	$1,772,467	$463,595
Operating lease right of use assets obtained in exchange for operating lease liabilities	$-	$5,492,907
Finance lease right of use assets obtained in exchange for finance lease liabilities	$-	$5,794,748
Finance lease right of use assets obtained in exchange for interim rent	$-	$803,559

MISO ROBOTICS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Supplemental balance sheet information related to leases are as follows:

	December 31,
	2023	2022
Weighted-average remaining lease term (in years)
Operating leases	2.51	4.94
Finance leases	2.17	2.33

Weighted-average discount rate
Operating leases	4.28%	3.41%
Finance leases	14.59%	12.12%

Maturities of lease liabilities as of December 31, 2023 are as follows:

Year Ended December 31,	Operating leases	Finance leases
2024	437,637	2,757,787
2025	307,867	1,611,614
2026	239,171	1,004,944
2027	-	-
Thereafter	-	-
Total minimum lease payments	984,675	5,374,345
Less: imputed interest	(46,705)	(1,135,626)
Total lease obligations	937,970	4,238,719
Less: Current portion	437,637	2,757,787
Long-term portion of lease obligations	$500,333	$1,480,932

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

On March 27, 2024, the Company completed a Regulation D offering of Common Stock and issued 240,454 shares for gross proceeds of $1,195,056. In connection with the raise, the Company incurred issuance costs of approximately $22,560. The Company issued the shares at a price per share of $4.97.

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under that offering, the Company may sell up to 5,030,181 shares of Common Stock, plus issue up to 503,018 Bonus Shares (as defined in that offering statement), for an aggregate of 5,553,199 shares. Should the Company have a fully subscribed offering, it will be able to receive net proceeds of approximately $23.5 million. As of April 25, 2024, the Company has received gross proceeds of $2,824,203 in this offering.

Management’s Evaluation

Management has evaluated subsequent events through April 29, 2024, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

Item 8. INDEX TO EXHIBITS

2.1	Eighth Amended and Restated Certificate of Incorporation (Filed with the Company’s Form 1-U on January 3, 2023, and available at https://www.sec.gov/Archives/edgar/data/1710670/000110465923000426/tm231483d1_ex2-1.htm)
2.2	Bylaws (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex2-2.htm )
2.3	Certificate of Designation of the Series A-1 Preferred Stock
3.1	Form of Warrant (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex3-2.htm)
3.2	EcoLab Warrant
3.3	Pikover Warrant
6.1	Note and Warrant Purchase Agreement (Filed with the Company’s Form 1-A and available at, https://www.sec.gov/Archives/edgar/data/1710670/000110465922007882/tm222587d1_ex6-1.htm)
6.2	Series A-1 Preferred Stock Purchase Agreement
6.3	Amended and Restated Registration Rights Agreement
6.4	Amended and Restated Stockholders Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: April 29, 2024

The following persons in the capacities and on the dates indicated have signed this report.

By	/s/ John DiLoreto
John DiLoreto, Chief Financial Officer
Date: April 29, 2024

By	/s/ James “Buck” Jordan
James “Buck” Jordan, Director
Date: April 29, 2024

By	/s/ Joseph Essas
Joseph Essas, Director
Date: April 29, 2024

By	/s/ Thomas Bruderman
Thomas Bruderman, Director
Date: April 29, 2024

By	/s/ John Miller
John Miller, Director
Date: April 29, 2024